                              INLAND RESOURCES INC.
                           410 17TH STREET, SUITE 700
                             DENVER, COLORADO 80202


                                   ----------

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
           EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS



                                 AUGUST 20, 2001

                                   ----------


                  NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                   ----------


                                  INTRODUCTION


         This Information Statement is being mailed on or about August 20, 2001 to holders of record on August 10, 2001 (the "Record Date") of shares of common stock, par value $.001 per share ("Common Stock"), of Inland Resources Inc., a Washington corporation (the "Company" or "Inland"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. This Information Statement is being delivered in connection with the appointment by Hampton Investments LLC, a Delaware limited liability company ("Hampton Investments"), of a majority of the members of the Board of Directors of the Company (the "Board") pursuant to the terms of the transactions described below. The appointments will become effective on August 31, 2001, after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule 14f-1.

         As of August 10, 2001, the Company had 2,897,732 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of various transactions that were consummated on August 2, 2001 (the "Closing Date") that resulted in a change of control of the Company ("Transactions"), and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transactions. Additional information about the Company and the Transactions are contained in the Company's Current Report on Form 8-K dated August 9, 2001 filed with the Securities and Exchange Commission (the "SEC"). The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                                THE TRANSACTIONS

CHANGE OF CONTROL

         According to the Schedule 13D filed with the SEC by Hampton Investments on August 6, 2001 (the "Hampton 13D"), on August 2, 2001, Hampton Investments acquired 1,455,390 shares of outstanding Common Stock from Inland Holdings, LLC, a California limited liability company ("Inland Holdings"), for an aggregate purchase price of $1,000, obtained from its internal funds, pursuant to a Common Stock Purchase Agreement dated as of August 2, 2001. According to the Hampton 13D, pursuant to a Contribution Agreement dated as of August 2, 2001, by and among Park Hampton Holdings LLC ("Hampton Holdings"), Pengo Securities Corp. ("Pengo Securities"), Smith Energy Partnership ("SEP"), Randall D. Smith, Jeffrey A. Smith, John W. Adams, Arthur J. Pasmas, Thomas J. Trzanowski (the five individuals collectively, the "Smith Individuals") and Hampton Investments, Pengo Securities, SEP and the Smith Individuals contributed all of their shares of Common Stock to Hampton Investments (an aggregate of 570,698 shares) in exchange for membership interests in Hampton Investments, and Hampton Holdings contributed $1,000 to Hampton Investments in exchange for a membership interest in Hampton Investments.

         According to the Hampton 13D, as of August 6, 2001, Hampton Investments beneficially owned 2,318,186 shares of Common Stock, representing approximately 80% of the outstanding shares of Common Stock of the Company. According to the Hampton 13D, (i) JWA Investments IV LLC ("JWA Investments") is the managing member of Hampton Investments and may be deemed to also beneficially own these shares and (ii) John W. Adams is the sole member of JWA Investments and may be also considered to beneficially own these shares. After consummation of the sale to Hampton Investments pursuant to the Common Stock Purchase Agreement, Inland Holdings has represented to the Company that it owns of record and beneficially 297,196 shares of Common Stock, representing approximately 10.3% of the issued and outstanding shares of Common Stock of the Company.

         According to the Hampton 13D, pursuant to a Series E Preferred Stock Purchase Agreement dated as of August 2, 2001, by and between Hampton Investments and Inland Holdings, on August 2, 2001 Hampton Investments sold its 121,973 shares of the Company's Series E Preferred Stock (the "Series E Preferred Stock") to Inland Holdings for $2,000,000.

EXCHANGE AND CANCELLATION OF PREFERRED STOCK

         On August 2, 2001, the Company entered into an Exchange and Note Issuance Agreement (the "Exchange and Note Issuance Agreement"), pursuant to which Inland Holdings exchanged 10,757,747 shares of the Company's Series D Preferred Stock (the "Series D Preferred Stock") and 121,973 shares of Series E Preferred Stock for subordinated, unsecured promissory notes of the Company (the "TCW Sub Notes") in the original principal amount of $98,968,964 and for a $2 million payment by the Company to Inland Holdings. The Company cancelled the Series D Preferred Stock and the Series E Preferred Stock and no longer has any outstanding shares of preferred stock. The TCW Sub Notes bear interest at a rate of 11% per annum, compounded quarterly, and the principal balance is payable in installments of one-third of the aggregate original principal amount commencing on the earlier of (i) the first December 30 after the repayment in full of the Company's senior bank indebtedness, or (ii) December 30, 2007, and on the first and second anniversaries thereof. Interest payments will be made quarterly, commencing on the earlier of September 30, 2005 or the end of the first calendar quarter after the Company's senior bank indebtedness has been reduced to $40 million or less, subject to both bank and senior subordination agreements.

ADDITIONAL SUBORDINATED DEBT AND EXTENSION OF SENIOR DEBT MATURITY

         On August 2, 2001, the Company and Inland Production Company, its wholly owned subsidiary ("Production"), entered into (i) a Senior Subordinated Note Purchase Agreement ("Senior Sub Note Agreement") with SOLVation Inc., an affiliate of Hampton Investments ("SOLVation"), and (ii) a Junior Subordinated Note Purchase Agreement (the "Junior Sub Note Agreement") with SOLVation. Under the Senior Sub Note Agreement, the Company borrowed $5 million from SOLVation and issued its Senior Sub Notes to SOLVation. Under the Junior Sub Note Agreement, the Company borrowed $5 million from SOLVation and issued its Junior Sub Notes to SOLVation. The Senior Sub Notes are unsecured, bear interest at a rate of 11% per annum, compounded quarterly, and the principal is payable on July 1, 2007, provided, however, principal and interest payments in equal amounts are required to be paid if any principal or interest payment is made on the TCW Sub Notes. The Junior Sub Notes are unsecured, bear interest at a rate of 11% per annum, compounded quarterly, and the principal is payable on the earlier of (i) 120 days after payment in full of the TCW Sub Notes or (ii) March 31, 2010.

         The Senior Sub Notes rank in priority ahead of the TCW Sub Notes and the Junior Sub Notes. The TCW Sub Notes rank in priority ahead of the Junior Sub Notes. The holders of the Senior Sub Notes, TCW Sub Notes and Junior Sub Notes have entered into subordination agreements with each other and with the Company's senior lenders providing for priority and ranking of the respective indebtedness and collection and payment matters related thereto under various scenarios, including default scenarios.

         One of the conditions to the closing of the transactions contemplated by the Exchange and Note Issuance Agreement, Senior Sub Note Agreement and Junior Sub Note Agreement was that the Company's senior lenders would enter into a restructuring of the senior credit facility acceptable to Inland Holdings, SOLVation, the Company and Production. As a result, effective as of July 31, 2001, the Company and Production entered into the Sixth Amendment (the "Sixth Amendment") to the Second Amended and Restated Credit Agreement (the "Senior Credit Agreement") with Fortis Capital Corp. and U.S. Bank National Association (the "Senior Lenders") pursuant to which the Senior Lenders agreed, among other things, to reconfirm the borrowing base under the Senior Credit Agreement at $83.5 million, extend the revolving credit date to June 30, 2004, at which time the principal balance will be payable in twelve equal quarterly installments, with the first quarterly installment due on September 30, 2004 and with the final payment due on June 30, 2007. The Senior Lenders also consented to the other Transactions. At July 31, 2001, the outstanding principal balance under the Senior Credit Agreement was $83.5 million. Interest accrues, at Production's option, at either (i) 2% above the prime rate or (ii) between 2.25% and 3.25% above the LIBOR rate, based on the ratio of Production's Senior Debt to EBITDA. At July 31, 2001, all $83.5 million outstanding principal was under the LIBOR option at an effective rate of 8.04% through August 27, 2001. The borrowing base will be redetermined on March 31, 2002 and thereafter on each October 1 and April 1. Upon redetermination, if the borrowing base is lower than the outstanding principal balance then drawn, Production must immediately pay the difference. Production paid an amendment fee of $313,125 to the Senior Lenders at closing. The Senior Credit Agreement continues to contain standard affirmative, negative and financial covenants.

RIGHT TO DESIGNATE DIRECTORS; PREEMPTIVE RIGHTS

         The Company, Inland Holdings and Hampton Investments also entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), dated as of August 2, 2001, providing for, among other things: (i) certain restrictions on the transfer of the Common Stock; (ii) certain "tag-along" rights for the benefit of Inland Holdings and its affiliates; (iii) certain "drag-along" rights in favor of Hampton Investments; (iv) the preemptive rights described below; and (v) the Board representation rights described below.

         Subject to certain exceptions, under the Shareholders Agreement, each of Inland Holdings and Hampton Investments has been granted the right to purchase its pro rata share of any capital stock of the Company which the Company proposes to sell and issue in the future. The preemptive rights granted to Inland Holdings will terminate at such time that (i) Inland Holdings and its affiliate transferees collectively own less than 50% of the Common Stock held by them as of the date of the Shareholders Agreement or (ii) as a result of the failure by Inland Holdings and its affiliate transferees on one or more occasions to exercise their preemptive rights, and/or the transfer by them of the Common Stock held by them as of the date of the Shareholders Agreement, Inland Holdings and its affiliates collectively own shares of Common Stock constituting less than 4% of the Common Stock then outstanding.

         Pursuant to the Shareholders Agreement, Inland Holdings and Hampton Investments and their respective affiliates agree to vote to ensure that (i) the Company and Subsidiary Boards (defined below) each consist of six members, subject to certain exceptions, (ii) as long as Hampton Investments and its affiliates hold at least a majority of the Common Stock of the Company, Hampton Investments and its affiliates have the right to appoint at least two members to the Company and Subsidiary Boards or, if greater, at least one third of the members of each such Board, and (iii) as long as the provisions in the Exchange and Note Issuance Agreement relating to board representation, as described below, are applicable, the Requisite Holders (defined below) have the right to have one or more individuals designated for election to, and be elected to, the Company and Subsidiary Boards as provided in such provisions.

         The Shareholders Agreement will terminate when (i) Common Stock is no longer held by Hampton Investments, Inland Holdings or their respective affiliates and (ii) no TCW Sub Notes are outstanding.

         As described above, pursuant to the Shareholders Agreement, Inland Holdings and Hampton Investments and their respective affiliates have agreed to vote to ensure that the Requisite Holders have the following board representation rights. Pursuant to the Exchange and Note Issuance Agreement, the holders (the "Requisite Holders") of 51% of the aggregate principal amount of the TCW Sub Notes have the right to designate either (A) one member to each of the respective Boards of Directors of the Company and each of its subsidiaries (the "Company and Subsidiary Boards") and one observer to each of the Company and Subsidiary Boards or (B) up to two observers to each of the Company and Subsidiary Boards. Any person so designated that becomes a member of any such Board will have a term that automatically expires at such time as the TCW Sub Notes are repaid in full. In addition, for every two calendar quarters in which interest on the TCW Sub Notes is not paid in full, the Requisite Holders have the right to designate an additional director to each of the Company and Subsidiary Boards, not to exceed a total of four directors for each such Board that is comprised of not greater than six members. Any person so designated that becomes a member of any such Board will have a term that automatically expires at such time as the unpaid interest is paid in full. The Exchange and Note Issuance Agreement also provides that upon the occurrence and continuation of specified events of default thereunder, the Requisite Holders have the right to designate an additional director to each of the Company and Subsidiary Boards for each 90 day period after the occurrence of such event of default until cured or waived, not to exceed a total of four directors for each such Board that is comprised of not greater than six members. Any person so designated that becomes a member of any such Board will have a term that automatically expires upon the date such event of default is cured or waived. In connection with these rights to cause a director to be designated to the Company and Subsidiary Boards, the Company amended its bylaws to provide that such designated directors have a term that will automatically expire as provided in the Exchange and Note Issuance Agreement.

APPOINTMENTS TO THE BOARD

         On the Closing Date, John D. Lomax and T Brooke Farnsworth resigned as members of the Company and Subsidiary Boards. Arthur J. Pasmas, a designee of Hampton Investments, was appointed to fill one of the vacancies created by these resignations and he was elected Chairman of the Board. On August 31, 2001, Dewey
A. Stringer III and Steven R. Kamen, additional designees of Hampton Investments, will be appointed to the Company and Subsidiary Boards to fill existing vacancies. Messrs. Stringer and Kamen have consented to be appointed as members of the Company and Subsidiary Boards. Bruce M. Schnelwar was appointed to the Company and Subsidiary Boards on March 22, 2001 pursuant to the rights to appoint one board member held by Hampton Investments as the then owner of Series E Preferred Stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the ownership of Common Stock as of August 10, 2001 by each stockholder known to the Company to own beneficially more than five percent of the outstanding Common Stock, each current director, each director appointee, each Named Officer, and all executive officers and directors and director appointees of the Company as a group, based on information provided to the Company by such persons. Except as otherwise stated, each such person has sole investment and voting power with respect to the shares set forth in the table:


                                                     NUMBER
      NAME AND ADDRESS                                 OF
    OF BENEFICIAL OWNER                              SHARES                      PERCENT
    -------------------                              ------                      -------
Hampton Investments LLC(1)                          2,318,186                      80.0
 885 Third Avenue, 34th Floor
 New York, New York 10022


Inland Holdings LLC(2)                                297,196                      10.3
 TCW Asset
 Management Company
 865 S. Figuero
 Suite 1800
 Los Angeles, California 90017

Marc MacAluso(3)                                      150,000                       4.9
 410 17th Street
 Suite 700
 Denver, Colorado 80202

                                                      NUMBER
          NAME AND ADDRESS                              OF
        OF BENEFICIAL OWNER                           SHARES                      PERCENT
        -------------------                           ------                      -------
Bill I. Pennington(3)                                 155,668                       5.1
 410 17th Street
 Suite 700
 Denver, Colorado 80202


Arthur J. Pasmas(4)                                        --                        --
 5858 Westheimer, Suite 400
 Houston, Texas 77057


Bruce M. Schnelwar(4)                                      --                        --
 885 Third Avenue, 34th Floor
 New York, New York 10022


Dewey A. Stringer III                                   2,140                         *
 5858 Westheimer, Suite 400
 Houston, Texas 77057


Steven R. Kamen(4)                                         --                        --
 885 Third Avenue, 34th Floor
 New York, New York 10022


William T. War (3)                                     25,000                         *
 410 17th Street
 Suite 700
 Denver, Colorado 80202


All executive officers and                            307,808                       9.6
 directors and director
 appointees as a group
 (7 persons)(3)

----------

*        Less than 1%


      (1) JWA Investments IV LLC is the managing member of Hampton Investments and may be deemed to also beneficially own these shares and John W. Adams is the sole member of JWA Investments and may be also considered to beneficially own these shares.

      (2) Inland Holdings LLC owns these shares of record and beneficially. The members of Inland Holdings are Trust Company of the West, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032 ("Fund V"), and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. ("Portfolio"). TCW Asset Management Company has the power to vote and dispose of the shares owned by Inland Holdings and may be deemed to beneficially own such shares.

      (3) Includes shares issuable under outstanding stock options and warrants granted to Messrs. MacAluso, Pennington and War and all executive officers and directors and director appointees as a group for 150,000, 150,000, 25,000 and 325,000 shares, respectively.

      (4) Each of Messrs. Pasmas, Schnelwar and Kamen are officers of Smith Management LLC, an affiliate of Hampton Investments, but each of them disclaims beneficial ownership of any of the shares owned by Hampton Investments.

         As discussed above under "The Transactions - Right to Designate Directors; Preemptive Rights", Inland Holdings and Hampton Investments and their respective affiliates have agreed to vote to ensure that (i) the Company and Subsidiary Boards each consist of six members, subject to certain exceptions,
(ii) as long as Hampton Investments and its affiliates hold at least a majority of the Common Stock of the Company, Hampton Investments and its affiliates have the right to appoint at least two members to the Company and Subsidiary Boards or, if greater, at least one-third of the members of the Board, and (iii) as long as the provisions in the Exchange and Note Issuance Agreement relating to Board representation are applicable, the Requisite Holders have the right to have one or more individuals designated for election to, and be elected to, the Company and Subsidiary Boards, as provided in the Exchange and Note Issuance Agreement and discussed above.


               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table provides information as of August 10, 2001, with respect to each of the Company's directors and executive officers and the two director appointees that will be appointed to fill vacancies on the Board on August 31, 2001:

                                                                                             SERVED AS EXECUTIVE
                                                                                                 OFFICER OR
         NAME                                   AGE         POSITION                           DIRECTOR SINCE
         ----                                   ---         --------                         -------------------
                                                  CURRENT DIRECTORS

Arthur J. Pasmas                                 66         Director (Chairman)                     2001

Marc MacAluso                                    40         Director, Chief Executive               1999
                                                            Officer and Chief Operating
                                                            Officer

Bill I. Pennington                               49         Director, President and                 1994
                                                            Chief Financial Officer


Bruce M. Schnelwar                               60         Director                                2001


                                                 DIRECTOR APPOINTEES

         Steven R. Kamen                         37

         Dewey A. Stringer III                   58


                                              OTHER EXECUTIVE OFFICERS


William T. War                                   58         Vice President                          1998

         ARTHUR J. PASMAS. Mr. Pasmas has served as Vice President of Smith Management LLC (or affiliated entities), New York, New York, a private company engaged in various business and investments, including oil and gas, since 1985. He currently manages various oil and gas investments for Smith Management LLC from offices in Houston, Texas. He was appointed as a director and Chairman of the Board of the Company on August 2, 2001. He was also a director of the Company from 1994 until September 1999, and was Co-Chief Executive Officer of the Company from November 1998 until September 1999.

         MARC MACALUSO. Mr. MacAluso was appointed as Chief Executive Officer and Chief Operating Officer on February 1, 2001, and has served as a director since October 14, 1999. He was Senior Vice President of TCW Asset Management Company in Houston, Texas from August 1994 through January 2001, where he was involved in all aspects of mezzanine financing for TCW's Energy Group. He joined TCW Asset Management Company after leading new business development at American Exploration Company. Prior to American Exploration Company, his experience includes various assignments with Shell Oil Company and Shell Western E&P, Inc.

         BILL I. PENNINGTON. Mr. Pennington has served as Chief Financial Officer of the Company since September 21, 1994, and as President since November 16, 2000. He also served as Chief Executive Officer from September 23, 1999 until February 1, 2001 and as Vice President from March 22,1996 until September 23, 1999. He was appointed as a director of the Company on September 23, 1999. He served as a director of the Company from September 21, 1994 until September 25, 1996 and as Treasurer of the Company from September 21, 1994 until March 22, 1996. He also served as President, Chief Operating Officer and a Director of Lomax Exploration Company, now known as Inland Production Company ("IPC"), from May 1987 until the Company's acquisition of IPC on September 21, 1994. From March 1986 until May 1987, Mr. Pennington was a manager with the accounting firm of Coopers & Lybrand in Houston, Texas. Mr. Pennington is a certified public accountant.

         BRUCE M. SCHNELWAR. Mr. Schnelwar has served as a director of the Company since March 22, 2001. He also was a director of the Company from February 1998 until September 1999. He has served since August 1994 as Senior Vice President and Chief Financial Officer of Smith Management LLC (or affiliated entities).

         STEVEN R. KAMEN. Mr. Kamen has served as Senior Vice President and General Counsel of Smith Management LLC since January 2, 2001. He was Vice President and General Counsel of Bolt, Inc., an internet company, from January 2000 until January 2001. From May 1995 until January 2000, he was a partner in the law firm of Sills Cummis Redin Tischman Epstein & Gross P.A. in New York, New York.

         DEWEY A. STRINGER III. Mr. Stringer has been President of Petro-Guard Co., Inc., a private oil and gas exploration company located in Houston, Texas, since July 1987.

         WILLIAM T. WAR. Mr. War has served as Vice President of the Company since October 5, 1998. From September 1992 until his association with the Company, Mr. War was Project Manager for Louisiana Land & Exploration/Burlington Resource's Lost Cabin Gas Plant.

BOARD MEETINGS AND COMMITTEES

         The Company's Board of Directors held three meetings during 2000 and took actions by three written consents. The Company does not currently have a standing audit, nominating or compensation committee of the Board, or committees performing similar functions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers and directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission").

         Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company pursuant to Rule 16a-3(e) promulgated under the Exchange Act or upon written representations received by the Company, the Company is not aware of any failure by any officer, director or beneficial owner of more than 10% of the Company's Common Stock to timely file with the Commission any Form 3, 4 or 5 during 2000.

EXECUTIVE COMPENSATION

         Summary Compensation Table. The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of its two other most highly compensated executive officers for the year ended December 31, 2000 (collectively, the "Named Officers") in salary and bonus for services rendered in all capacities to the Company for the fiscal years ended December 31, 2000, 1999 and 1998:

                                                   ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                          ----------------------------------------   ---------------------------
                                                                                     SECURITIES
                                                                                     UNDERLYING
                                                                      OTHER ANNUAL   OPTIONS OR      ALL OTHER
Name/Principal Position         YEAR      SALARY         BONUS        COMPENSATION    WARRANTS     COMPENSATION
-----------------------         ----      ------         -----        ------------   ----------    -------------
Bill I. Pennington, Chief       2000     $250,000        $    --         $10,200           --            --
Executive Officer(1)            1999     $201,000             --         $ 6,544       87,500(3)         --
                                1998     $175,000             --         $21,705(2)        --            --


Michael J. Stevens,             2000     $130,000        $50,000         $10,200           --            --
Vice President, Secretary       1999     $102,000        $50,000         $ 6,459       29,200(3)         --
and Treasurer(5)                1998     $100,000             --         $13,933(4)        --            --


William T. War,                 2000     $175,000        $50,000         $10,200           --            --
Vice President                  1999     $162,000             --         $ 5,020       25,000            --
                                1998     $ 54,000             --              --           --            --

----------

      (1) Mr. Pennington was Chief Executive Officer until February 1, 2001 and Marc MacAluso was appointed Chief Executive Officer and Chief Operating Officer on February 1, 2001. Mr. MacAluso was not an officer of the Company prior to his appointment as Chief Executive Officer and Chief Operating Officer.

      (2) Vacation compensation in 1998 for Mr. Pennington totaled $12,453 and 401(k) matching compensation totaled $9,252.

      (3) These options were mutually terminated by the Company and each officer effective February 1, 2001.

      (4) Vacation compensation in 1998 for Mr. Stevens totaled $7,933 and 401(k) matching compensation totaled $6,000.

      (5) Mr. Stevens resigned as an officer of the Company in May 2001.


     Option/Warrant/SAR Grants. The following table sets forth certain information regarding options, warrants and SARs granted during 2000:

                                                                                                               POTENTIAL
                                                                                                          REALIZABLE VALUE AT
                                                         INDIVIDUAL GRANTS                                   ASSUMED ANNUAL
                         ------------------------------------------------------------------------------      RATES OF STOCK
                               NUMBER OF              PERCENT OF TOTAL                                    PRICE APPRECIATION
                         SECURITIES UNDERLYING     OPTIONS/WARRANTS/SARS     EXERCISE OR                    FOR OPTION TERM
                         OPTIONS/WARRANTS/SARS     GRANTED TO EMPLOYEES       BASE PRICE    EXPIRATION    -------------------
NAME                          GRANTED (#)              IN FISCAL YEAR           ($/SH)         DATE       5%($)        10%($)
----                     ---------------------     ---------------------     -----------    ----------    -----        ------
Bill I. Pennington                --                        --                   --             --          --           --

Michael J. Stevens                --                        --                   --             --          --           --

William T. War                    --                        --                   --             --          --           --


         Option/Warrant/SAR Exercises and Year-End Value Table. The following table sets forth certain information regarding option exercises and the value of the outstanding options to purchase Common Stock held by the Named Officers at December 31, 2000:

                                                                  NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                          NUMBER OF SHARES                     OPTIONS AT FISCAL YEAR END          AT FISCAL YEAR END(1)
                            ACQUIRED ON       REALIZED        -----------------------------    ------------------------------
NAME                          EXERCISE          VALUE         EXERCISABLE     UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
----                      ----------------    --------        -----------     -------------    -----------      -------------
Bill I. Pennington               --              --            17,500(2)        70,000(2)          --                 --

Michael J. Stevens               --              --             5,840(2)        23,260(2)          --                 --

William T. War                   --              --             5,000           20,000             --                 --

----------
         (1) Value is based on the closing bid price of $0.94 per share on December 31, 2000.

         (2) These options were mutually terminated by the Company and each officer on February 1, 2001.

         Long-Term Incentive Plans. The following table sets forth certain information regarding long-term incentive awards granted during 2000 to the Named Officers:


                                                                           ESTIMATED FUTURE PAYMENTS UNDER
                                                     PERFORMANCE OR           NON-STOCK PRICE-BASED PLANS
                            NUMBER OF SHARES,         OTHER PERIOD        ----------------------------------
                          UNITS OR OTHER RIGHTS     UNTIL MATURATION      THRESHOLD     TARGET      MAXIMUM
NAME                               #                   OR PAYOUT          ($ OR #)     ($ OR #)     ($ OR #)
----                      ---------------------     ----------------      ---------    --------     --------
Bill I. Pennington                 --                  12/31/05(1)        $250,000     $250,000     $250,000

Michael J. Stevens                 --                  12/31/05(1)        $125,000     $125,000     $125,000

William T. War                     --                        --                 --           --           --

----------

         (1) The Employment Agreements of Messrs. Pennington and Stevens provide for a performance bonus of $250,000 and $125,000, respectively, vesting ratably over a three year period if they continue to be employed on each of December 31,

      2000, 2001 and 2002, based on the Company meeting or exceeding total earnings before interest, taxes, depreciation and amortization ("EBITDA"). However, the Employment Agreements were terminated February 1, 2001 by mutual agreement between the Company and Messrs. Pennington and Stevens.

         Compensation of Directors. The members of the Board of Directors of the Company are entitled to reimbursement for their reasonable expenses in connection with their travel to and from, and attendance at, meetings of the Board of Directors or committees thereof. Members of the Board who are not employees of the Company or affiliates of Hampton Investments or Inland Holdings are paid an annual fee of $25,000 and no additional meeting fees for meetings of the Board or any committee, except that former directors, John D. Lomax and T Brooke Farnsworth, were each paid $35,000 in year 2000 for serving on a special committee of the Board. The Board of Directors may grant discretionary options to directors.

         Arthur J. Pasmas will receive $200,000 each year for serving as Chairman of the Board.

         Employment Agreements. The Company entered into new employment agreements with Messrs. Pennington and Stevens effective February 1, 2001, pursuant to which the Company and Messrs. Pennington and Stevens mutually agreed to terminate their prior employment agreements and Messrs. Pennington and Stevens agreed to cancel all outstanding options granted to them. Effective February 1, 2001, the Company also entered into an employment agreement with Mr. MacAluso.

         Pursuant to their employment agreements, dated effective February 1, 2001, the Company agreed to pay Messrs. MacAluso and Pennington base salaries of $250,000 and annual bonuses of up to $50,000 contingent upon the Company reaching or exceeding certain performance targets to be set by the Board for each year. Their employment agreements have an initial term of three years and automatically are extended for additional one year periods unless either party terminates the agreement prior to the end of the current term. The Company also agreed to grant each of them options to purchase 90,000 shares of the Company's Common Stock at an exercise price of $1.625 per share and options to purchase 60,000 shares of the Company's Common Stock at an exercise price of $2.84 per share, with such options vesting ratably over twelve fiscal quarters, with the first one-twelfth vesting on March 1, 2001. However, Mr. Pennington's options automatically vested on the change of control resulting from Hampton Investments acquiring approximately 80% of the outstanding Common Stock. The options for 90,000 shares are also subject to automatic increase upon the issuance of additional shares by the Company in a pro rata amount based on the percentage increase in the number of outstanding shares of the Company. The exercise price for such new options would be the same as the issue price of the new shares issued by the Company. Their new employment agreements also entitle them to participate in all employee benefit plans and programs of the Company. Each agreement also provides that if the employee is permanently disabled during the term of the Agreement, he will continue to be employed at 50% of his base salary until the first to occur of his death, expiration of 12 months, or expiration of the employment agreement. Upon termination of employment by the Company without cause or after a subsequent change of control of the Company, any unvested portion of their options immediately vest. Upon termination of employment by the Company or the employee following a change of control of the Company, the Company agrees to pay the employee an amount equal to the greater of $250,000 or the remaining unpaid base salary for the remaining term of the employment agreement and agrees to continue all employee benefits for a period of one year. Additionally, they will be entitled to severance payments in accordance with the Company's severance policy which provide for a severance payment if the employee is terminated due to a change in control in an amount determined based on the number of years of employment, ranging from two weeks' base salary for one years' employment up to six months base salary for employment of five years or more. The Company also paid $21,209 in various temporary housing, commuting, moving and relocation expenses of Mr. MacAluso in connection with his transfer from Houston, Texas to Denver, Colorado. In addition, the Company agreed to purchase the equity in Mr. MacAluso's house in Houston for $141,000 (based on appraised value) and has assumed the financial responsibility for its ultimate sale.

         Under Mr. Stevens' new employment agreement, he was employed by the Company through May 31, 2001 at a base salary of $43,000 for the term of the agreement. Upon termination of the employment agreement, the Company paid Mr. Stevens $100,000 and was entitled to keep all of his office furniture and computer.

         Mr. War's employment agreement was also amended effective November 16, 2000 to eliminate the $75,000 termination payment payable by the Company if his employment was terminated by the Company without cause or following a change in control, and the $75,000 severance payment if he was terminated without cause. Under the amended employment agreement, Mr. War was paid a bonus of $50,000 upon execution of the amendment and will be paid $25,000 on December 31, 2001, or earlier if his employment is terminated prior to such date, unless it is terminated for cause by the Company. Additionally, he will be entitled to six months' base salary ($87,500) pursuant to the Company's severance policy if his employment is terminated following a change in control prior to expiration of the term of his employment agreement.

PERFORMANCE GRAPH


         The following graph shows a comparison of cumulative total stockholder returns for the Common Stock of the Company, the Nasdaq U.S. Composite Index and the composite peer group over the last five Company fiscal years.


                                    [GRAPH]

                            December 29,   December 31,     December 31,    December 31,      December 31,      December 31,
                                1995           1996             1997            1998              1999              2000
INLAND RESOURCES INC........    100            179              219              28                 7                 2

NASDAQ COMPOSITE INDEX......    100            123              149             208               387               235

PEER GROUP(2)...............    100            216              237             127               148               289

----------

(1) Total return assuming reinvestment of dividends. Assumes $100 invested on December 29, 1995 in Common Stock of Inland, the Nasdaq Composite Index and the composite peer group.

(2) The Company maintains as its peer group the following companies: Abrasas Petroleum Corporation, Credo Petroleum Corporation, Equity Oil Company, The Exploration Company, Milton Resources Corporation, Mission Resources Corporation Parallel Petroleum Corporation, and Prime Energy Corporation. This peer group was selected based on market capitalization, total assets and general geographic views.

BOARD COMPENSATION REPORT ON EXECUTIVE COMPENSATION

         The prior Board of Directors of the Company was not required to prepare a Report Regarding Executive Compensation for the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and no Report was prepared. Only two members of the former Board are currently members of the Board of Directors of the Company, and both of them are executive officers of the Company. Under these circumstances, it is not practicable for a Report Regarding Executive Compensation to be provided.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During 2000, the Company had no compensation committee and the full Board of Directors determined the compensation to be paid to executive officers of the Company, subject to approval by TCW Asset Management Company. Mr. Pennington, the Chief Executive Officer of the Company during 2000, participated in deliberations by the Board of Directors concerning executive officer compensation during 2000.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Exchange of Preferred Stock for Subordinated Debt. As described above under "The Transactions - Exchange and Cancellation of Preferred Stock", the Company exchanged its Series D Preferred Stock and Series E Preferred Stock with Inland Holdings for the TCW Sub Notes in the original principal amount of $98,968,964 and for a $2 million payment by the Company to Inland Holdings.

         $10 million of Subordinated Debt. As discussed under "The Transactions
- Additional Subordinated Debt and Extension of Senior Debt Maturity", SOLVation entered into the Senior Sub Note Agreement and the Junior Sub Note Agreement and loaned the Company $10 million pursuant to the Senior Sub Notes ($5 million) and Junior Sub Notes ($5 million).

         Amended and Restated Registration Rights Agreement. Pursuant to an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 2, 2001, by and among Inland Holdings, the Company and Hampton Investments, the Company granted certain demand and piggyback registration rights to Hampton Investments and Inland Holdings in respect of Common Stock held by them. Under the Registration Rights Agreement, Hampton Investments may require the Company to effect three demand registrations and Inland Holdings may require the Company to effect one demand registration. Each of Inland Holdings and Hampton Investments is entitled to include their shares on any registration statement filed by the Company under the Securities Act of 1933, subject to standard underwriters' kick-out clauses and other conditions. The Company will be responsible for paying the costs and expenses associated with all registration statements, including the fees of one law firm acting as counsel to the holders requesting registration but excluding underwriting discounts and commissions and any other expenses of the party requesting registration.

         Farmout Agreement. The Company entered into a Farmout Agreement with Smith Management LLC ("Smith Management") effective June 1, 1998. As of December 31, 1998, SEP, an affiliate of Smith Management, received 152,220 pre-split (15,222 post-split) shares of Common Stock as payment of proceeds under the Farmout Agreement. Effective November 1, 1998, an Amendment to the Farmout Agreement was executed that suspended future drilling rights under the Farmout Agreement until such time as both the Company, Smith Management and the Company's senior lenders agreed to recommence such rights. In addition, a provision was added that gave Smith Management the option to receive cash rather than Common Stock if the average stock price was calculated at less than $3.00 per share, such cash only to be paid if the Company's senior lenders agreed to such payment. The Farmout Agreement was further amended on September 21, 1999 to eliminate this option, to provide for cash payments only effective June 1, 1999, and to allow the Company to retain all proceeds under the Farmout Agreement accrued from November 1, 1998 through May 31, 1999. The Farmout Agreement provides that Smith Management will reconvey all drillsites to the Company once Smith Management has recovered from production an amount equal to 100% of its expenditures, including management fees and production taxes, plus an additional sum equal to 18% per annum on such expended sums.

         Consulting Agreement. The Company entered into a Consulting Agreement with Arthur J. Pasmas on September 21, 1999 pursuant to which Mr. Pasmas was to receive $200,000 annually for consulting services to be provided to the Company until September 21, 2002. This Consulting Agreement was mutually terminated by the Company and Mr. Pasmas on August 2, 2002, when he was appointed to the Board of the Company. The Company has agreed to pay Mr. Pasmas $200,000 annually for serving as Chairman of the Board. Mr. Pasmas has been Vice President of Smith Management (or affiliated entities) since 1985.


                                       By Order of the Board of Directors


                                       /s/ Marc MacAluso
                                       ----------------------------------
                                       Marc MacAluso
                                       Chief Executive Officer
August 20, 2001